# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 777 W. PINNACLE PEAK ROAD, SUITE B104, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 07/22/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001273782
Persons authorized to receive notices and communications: Glenbrook Capital Management, 5396 Avenue 18 1/2, Chowchilla, California (CA), 93160, 650-441-9525; Ele Klein & Danny Goldstein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2446

## Reporting persons
- GLENBROOK CAPITAL MANAGEMENT (CIK 0001273782): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,057,804; sole dispositive power 0; shared dispositive power 1,057,804; aggregate amount beneficially owned 1,057,804 (19.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 777 W. PINNACLE PEAK ROAD, SUITE B104, PHOENIX, Arizona (AZ), 85027

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Glenbrook Capital Management, a Nevada corporation ("GCM" or the "Reporting Person") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock") of SenesTech, Inc., a Delaware corporation (the "Issuer"). Grover T. Wickersham ("Mr. Wickersham") is the Chairman and CEO of GCM as well as a member of its board of directors, which is also comprised of two additional directors, namely Lindsay Wickersham and Robert W. Lishman (collectively and together with GCM and Mr. Wickersham, the "Covered Persons"). GCM serves as the investment manager to certain funds and managed accounts (the "Glenbrook Funds and Accounts"), including PFS Trust ("PFS Trust") and Glenbrook Capital Management Inc. Employee Profit-Sharing Plan ("GCM EPSP"), which hold the shares of Common Stock and Warrants reported herein.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Residence or business address: The principal business address of each of the Covered Persons is 5396 Avenue 18 1/2, Chowchilla, CA 93610
Present principal occupation or employment: The principal business of GCM is serving as investment manager to the Glenbrook Funds and Accounts. The principal business of Mr. Wickersham is serving as Chairman and CEO of GCM. The principal businesses of each of Lindsay Wickersham and Robert W. Lishman is serving as a private investor.
Criminal convictions in the last five years: None of the Covered Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Covered Persons have, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.
Citizenship: GCM is a Nevada corporation. Each of Mr. Wickersham and Lindsay Wickersham is a citizen of both the United States and United Kingdom. Robert W. Lishman is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Funds for the purchase of the securities reported herein were derived from the general working capital of Glenbrook Capital Management. A total of approximately $3.6 million was paid to acquire such securities.

Positions in the shares of Common Stock may be held in margin accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person originally acquired the securities reported herein because it believes the securities are undervalued and represent an attractive investment opportunity and they continue to hold the shares of Common Stock reported herein for investment purposes. The Reporting Person previously reported its beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) under the Act.

The Reporting Person also intends to review its investment in the Issuer on a continuing basis. The Reporting Person has and may continue to engage in discussions with management, the board of directors (the "Board"), other stockholders of the Issuer, and other persons regarding the Issuer, including with respect to its business, operations, marketing and overall business strategy, capital structure, and governance, though the Reporting Person may change its intentions with respect to any and all of the foregoing. The Reporting Person may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions. The Reporting Person intends to make introductions to certain persons and businesses that the Reporting Person believes may be able to assist the Issuer with respect to certain operational and/or financial matters. In this regard, the Reporting Person has advanced certain funds to marketing or branding advisors to provide strategic advice regarding certain of the Issuer's products.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or decrease its economic exposure to the shares of Common Stock without affecting its beneficial ownership of the shares of Common Stock or adjust its exposure to the shares of Common Stock in ways that would affect its beneficial ownership of the shares of Common Stock.

Except as set forth in this Item 4, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or proposals, and to take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4, and to change its intentions, at any time, as it deems appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based upon 5,303,426 shares of Common Stock outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission (the "SEC") on May 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All transactions in the shares of Common Stock effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Glenbrook Funds and Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
PFS Trust holds a Series I Common Stock Warrant of the Issuer (the "Warrants"), which contains a 9.99% beneficial ownership blocker (the "9.99% Blocker"), pursuant to which PFS Trust cannot exercise such Warrant to the extent the Reporting Person, PFS Trust or any of its or their affiliates, would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Stock.

In addition, GCM EPSP holds a Warrant which contains a 4.99% beneficial ownership blocker (the "4.99% Blocker"), pursuant to which GCM EPSP cannot exercise such Warrant to the extent the Reporting Person, GCM EPSP or any of its or their affiliates, would beneficially own, after any such exercise, more than 4.99% of the outstanding Common Stock. Consequently, due to the 4.99% Blocker, none of the Warrants held by GCM EPSP are exercisable at this time.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- GLENBROOK CAPITAL MANAGEMENT: /s/ Robert W. Lishman, Director (07/23/2026)